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                                                                       EXHIBIT 2

                                                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION

            PROXY SOLICITED BY THE MANAGEMENT OF INTEROIL CORPORATION

     FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
                                 JUNE 28, 2005

The undersigned shareholder of InterOil Corporation (the "Corporation") hereby appoints Phil E. Mulacek, Chairman and Chief Executive Officer, or failing him, Christian Vinson, or failing either of them, _______________________, as proxy of the undersigned to attend and act for and on behalf of the undersigned and to vote or refrain from voting all of the common shares registered in the name of the undersigned on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on June 28, 2005, and at every adjournment thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the common shares registered in the name of the undersigned as follows:

1. VOTE FOR or WITHHOLD VOTE in accordance with the attached voting form, with respect to the election of the nominees of management as directors - Please mark on voting form;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE on the resolution to appoint PricewaterhouseCoopers, chartered accountants, as auditors and allowing the directors to fix the remuneration to be paid to the auditors;

3. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to Christian M. Vinson as described in the accompanying management information circular (the "Circular");

4. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to Roger N. Grundy as described in the Circular;

5. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to Gaylen J. Byker as described in the Circular;

6. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to G. Michael Folie as described in the Circular;

7. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to Edward Speal as described in the Circular; and

8. [ ] VOTE FOR or [ ] VOTE AGAINST the resolution to approve the issuance of options to Phil E. Mulacek as described in the Circular.


IN HIS/HER DISCRETION WITH RESPECT TO AMENDMENTS TO THE ABOVE MATTERS AND ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.


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                                      -2-


If you do NOT wish to direct your proxy how to
vote, please place a mark in the box. By marking
this box, you acknowledge that the proxyholder may
exercise your proxy even if he has an interest in
the outcome of the resolution and votes cast by
him other than as proxyholder will be disregarded
because of that interest.                                  ---------------------

DATED:                   , 2005
      ------------------                ----------------------------------------
                                        Signature of Registered Shareholder
                                        (Please sign exactly as your name
                                        appears on share certificate)

                                        ----------------------------------------
                                        Name of Shareholder (Please print)

                                        ----------------------------------------
                                        Number of Common Shares / Chess
                                        Depository Interests Held*
                                         *CROSS OUT WHICH EVER IS NOT APPLICABLE

Notes:

(1) Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or the shareholder's attorney authorised in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed or delivered by management of the Corporation.

(2) YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN AS DESIGNATED HEREIN AND WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT YOU AT THE MEETING EITHER BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED ABOVE AND INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY AS SET OUT IN NOTE (5) BELOW.

(3) This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the form of proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this form of proxy. IN MANY CASES, COMMON SHARES BENEFICIALLY OWNED BY A HOLDER ARE REGISTERED IN THE NAME OF A SECURITIES DEALER OR BROKER, OTHER INTERMEDIARY OR CLEARING AGENCY. SHAREHOLDERS WHOSE COMMON SHARES ARE SO REGISTERED SHOULD CONTACT THAT NOMINEE FOR INSTRUCTIONS IN VOTING THEIR SHARES AND SHOULD NOT USE THIS FORM OF PROXY. All shareholders should refer to the Circular for further information regarding completion of this form of proxy, on revoking a proxy and other information pertaining to the Meeting.

(4) THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN.

(5) A completed proxy must be delivered to the Corporation c/o Computershare Investor Services, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (for shareholders whose shares are on the North American register) or Computershare Registry Services Pty Limited, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are on the Australian or Papua New Guinea register) by 9:00 am (local time) prior to the second last business day preceding the date of the Meeting, which is scheduled for June 28, 2005.